FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number: 333-120810

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Hannah Lee
Name:	Hannah Lee
Title:	Chief Financial Officer

Date: February 23, 2006

Exhibit 99.1

The9 Reports Fourth Quarter and Fiscal Year 2005 Unaudited

Financial Results

Shanghai, China – February 23, 2005 The9 Limited (NASDAQ: NCTY), a leading online game operator in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2005.

Fourth Quarter 2005 Financial Highlights:

–	Net revenues for the fourth quarter of 2005 grew by 15% quarter-over-quarter and 2,407% year-over-year to RMB212.2 million (US$26.3 million).

–	Net revenues attributable to the operation of World of Warcraft® (“WoW”), including game playing time, merchandise sales and other related revenues, were RMB211.2 million (US$26.2 million) in the fourth quarter of 2005, a 15% increase from RMB183.5 million (US$22.7 million) in the third quarter of 2005.*

–	Net income for the fourth quarter of 2005 was RMB68.3 million (US$8.5 million), an 81% increase from RMB37.7 million (US$4.7 million) in the third quarter of 2005.

–	Adjusted EBITDA (non-GAAP) was RMB108.9 million (US$13.5 million) in the fourth quarter, compared with adjusted EBITDA (non-GAAP) of RMB58.1 million (US$7.2 million) in the third quarter of 2005.

–	Fully diluted earnings per share (one American Depositary Share “ADS” represents one ordinary share) were RMB2.82 (US$0.35) for the fourth quarter of 2005 compared with RMB1.54 (US$0.19) for the third quarter of 2005. Fully diluted adjusted EBITDA (non-GAAP) per share were RMB4.50 (US$0.56) for the fourth quarter of 2005 compared with RMB2.38 (US$0.29) for the third quarter of 2005.

*	We sell prepaid WoW playing time and recognize revenues from such sales based upon the actual usage of WoW playing time by end users. We are provided with data on end users’ actual usage of WoW playing time by the licensor of WoW and do not otherwise have direct access to such information pursuant to the license agreement with the licensor.

Fiscal Year 2005 Financial Highlights:

–	Net revenues for the fiscal year 2005 grew by 1,239% year-over-year to RMB465.0 million (US$57.6 million).

–	Net income for the fiscal year 2005 was RMB72.5 million (US$9.0 million), a 196% increase year-over-year from RMB24.5 million (US$3.0 million) in fiscal year 2004.

–	Adjusted EBITDA (non-GAAP) was RMB151.7 million (US$18.8 million) for the fiscal year 2005, compared with adjusted EBITDA (non-GAAP) of RMB33.1 million (US$4.1 million) for the fiscal year 2004.

–	Fully diluted earnings per share were RMB2.92 (US$0.36) for the fiscal year 2005 and adjusted EBITDA (non-GAAP) per share were RMB6.12 (US$0.76) for the fiscal year 2005, compared with fully diluted earnings per share RMB0.87 (US$0.11) and fully diluted adjusted EBITDA (non-GAAP) per share RMB2.28 (US$0.28) for the fiscal year 2004.

Management Comments:

Commenting on the fourth quarter and fiscal year 2005 results, Jun Zhu, Chairman and Chief Executive Officer of The9 Limited, said, “The fourth quarter of 2005 was once again a good quarter for our operation of Blizzard Entertainment’s WoW in China. In the fourth quarter, we attained peak and average concurrent WoW users of approximately 530,000 and 270,000, respectively. As of December 31, 2005, approximately 3.3 million paid accounts have been activated. In addition, to further diversify and expand our game portfolio, in December 2005, we successfully obtained the exclusive license to operate Soul of The Ultimate Nation® (“SUN”) , a highly anticipated Korean 3D massively multiplayer online role playing game (“MMORPG”), in China. We believe that SUN is a great addition to The9’s impressive game portfolio of WoW and Granado Espada, which collectively will continue to bring fantastic entertainment experience to online game players throughout China.”

Hannah Lee, Chief Financial Officer, commented, “We’re very pleased to see WoW continue to show great revenue and earnings potential in the fourth quarter of 2005, growing 15% sequentially from the previous quarter. In 2005, we demonstrated our strong operational capability and have set a solid foundation for our long term growth. We are happy that the joint venture of which we have a 30% interest commercially launched the WoW game in other parts of Greater China in early November. We will continue to leverage the high popularity of WoW among Chinese game players while diversifying and expanding our game portfolio in order to deliver long-term sustainable shareholder value.”

Discussion of The9’s Unaudited Fourth Quarter and Fiscal Year 2005 Results

Revenues

For the fourth quarter of 2005, The9 reported net revenues of RMB212.2 million (US$26.3 million), a 15% increase from the third quarter of 2005. For the fiscal year 2005, net revenues increased by 1,239% to RMB465.0 million (US$57.6 million) from RMB 34.7 million (US$4.3 million) in the fiscal year 2004.

The significant revenue increase was mainly due to The9’s commercial operation of WoW in China which commenced in June 2005 and continued to grow in the third and fourth quarter of 2005. For the fourth quarter and fiscal year 2005, net revenues attributable to the operation of WoW, including game playing time, merchandise sales and other related revenues, were RMB211.2 million (US$26.2 million) and RMB455.3 million (US$56.4 million), respectively.

For the fourth quarter of 2005, online game services gross revenues were RMB220.7 million (US$27.3 million), an increase of 16% from the third quarter of 2005. For the fiscal year of 2005, these revenues were RMB466.6 million (US$57.8 million), compared with RMB0.4 million (US$0.04 million) in the fiscal year of 2004.

For the fourth quarter of 2005, gross revenues from game operating support, website solutions and advertisement, which principally relate to the operation of MU by 9Webzen, were RMB0.9 million (US$0.1 million), largely unchanged from the third quarter. For the fiscal year of 2005, these revenues were RMB6.1 million (US$0.7 million), a decrease of 76% from RMB24.7 million (US$3.1 million) in the fiscal year of 2004. The decrease in such revenues was mainly due to the decline in MU revenues.

Other revenues mainly included sales of game-related accessories and merchandises related to WoW. For the fourth quarter of 2005, other revenues decreased to RMB1.6 million (US$0.2 million) from RMB3.1 million (US$0.4 million) in the third quarter of 2005. Sales of WoW licensed merchandise were higher in the third quarter of 2005 immediately following the commercial launch of WoW as compared to the fourth quarter.

For the fiscal year of 2005, other revenues increased by 2,713% to RMB13.2 million (US$1.6 million) from RMB0.5 million (US$0.06 million) in the fiscal year of 2004. The increase was primarily due to the sales of WoW related merchandise and packages with WoW’s commercial launch in June 2005.

Gross Profit

Gross profit for the fourth quarter of 2005 increased by 5% to RMB97.3 million (US$12.1 million) from RMB92.6 million (US$11.5 million) in the third quarter of 2005 mainly due to increased revenues. Gross profit margin declined to 46% for the fourth quarter of 2005 from 50% in the third quarter of 2005. This was primarily because we recorded three months of intangibles assets amortization related to The9’s acquisition of the remaining 31.1% interest in the entity that operates WoW in China and full quarter depreciation relating to the fifth server site which was added in the third quarter, compared to only one month of the above mentioned amortization and depreciation in the third quarter of 2005.

For fiscal year 2005, gross profit improved 778% to RMB224.6 million (US$27.8 million) from RMB25.6 million (US$3.2 million) in the fiscal year of 2004. The year-over-year increase of gross profit was primarily due to revenues from our commercial operation of WoW in China, which commenced in June 2005.

Operating Expenses

For the fourth quarter of 2005, operating expenses increased by 6% to RMB44.7 million (US$5.5 million) from RMB42.2 million (US$5.2 million) in the third quarter of 2005. This was a combined result of increased product development expenses relating to the continuous development of our first self-developed game, Joyful Journey West and a new 3D MMORPG; increased general and administrative expenses due to expenses related to relocation to new office space, depreciation of fixed assets of new office and public company related professional fees. The increase in product development and general and administrative expenses is offset, to a large extent by reduction of sales and marketing expenses compared to the third quarter of 2005 when we conducted more marketing activities in the summer, particularly with the co-marketing campaign with Coca-Cola.

For the fiscal year 2005, operating expenses totaled RMB164.9 million (US$20.4 million), a 366% increase from RMB35.3 million (US$4.4 million) for the fiscal year of 2004. This was primarily due to the launch and operation of WoW in China in 2005.

Income from Operations

For the fourth quarter of 2005, profit from operations increased by 4% to RMB52.6 million (US$6.5 million), compared with RMB50.4 million (US$6.2 million) in the third quarter of 2005.

For the fiscal year of 2005, we recorded profit from operations of RMB59.7 million (US$7.4 million), compared to a loss from operations of RMB9.8 million (US$1.2 million) in the fiscal year of 2004. This was primarily due to the operation of WoW in China in 2005.

Other Income (Expenses)

Other income for the fourth quarter of 2005 was RMB12.2 million (US$1.5 million) compared to other expenses of RMB2.8 million (US$0.3 million) in the third quarter of 2005. This improvement was primarily due to financial subsidy of RMB13.4 million (US$1.7 million) from the local government received in the fourth quarter.

For the fiscal year of 2005, other income slightly decreased by 8% to RMB14.5 million (US$1.8 million) from RMB15.8 million (US$2.0 million) in the fiscal year of 2004. This was primarily due to decreased income from sales of Pass9, our proprietary integrated membership management and payment system, and foreign exchange loss due to the appreciation of the Chinese Renminbi as explained in our third quarter’s earnings release, partially offset by the financial subsidy received as mentioned above.

Gain from Disposal of Certain Equity Interest

For the fourth quarter of 2005, we sold 21% of our equity interest in 9Webzen, a joint venture between The9 and Webzen that currently operates a 2.5D MMORPG, MU, to Webzen, thus reducing our equity interest in 9Webzen from 51% to 30%. We recognized approximately RMB6.7 million (US$0.8 million) of gain from this transaction.

Equity in Profit (Loss) of Affiliated Companies

For the fourth quarter of 2005, equity in loss from affiliated companies, net of taxes, amounted to RMB4.6 million (US$0.6 million), which was sequentially flat compared to a loss of RMB4.6 million (US$0.6 million) for the third quarter of 2005.

For the fiscal year of 2005, we recorded RMB13.7 million (US$1.7 million) of equity in losses from affiliated companies, net of taxes, compared to an income of RMB16.6 million (US$2.0 million) for the fiscal year of 2004. This was primarily due to declined revenues in MU which resulted in a loss for 9Webzen in 2005, and also other companies of which we have equity interests are still in the development or early game commercialization stages.

Net Income

For the fourth quarter of 2005, net income was RMB68.3 million (US$8.5 million), improved 81% sequentially from RMB37.7 million (US$4.7 million) in the third quarter of 2005. This was a result of the cumulative effect of the foregoing factors, as well as the decrease in income allocated to minority interest relating to the 31.1% equity interest of China The9 Interactive Limited (“C9I”), due to the acquisition of the equity interest in C9I in late August 2005. Minority interest of approximately RMB9.3 million (US$1.2 million) was recorded in the third quarter, compared with no comparable minority interest in the fourth quarter. Fully diluted earnings per share and per ADS for the fourth quarter of 2005 was RMB2.82 (US$0.35), compared to RMB1.54 (US0.19) in the third quarter of 2005.

For the fiscal year 2005, net income totaled RMB72.5 million (US$9.0 million), a 196% improvement from RMB24.5 million (US$3.0 million) for the fiscal year 2004. Apart from the cumulative foregoing factors, this improvement was also because our effective income tax rate is approximately nil in fiscal year 2005 compared to approximately 83% for the fiscal year 2004 mainly due to the utilization of the deferred tax assets amounted to RMB 4.5 million (US$0.6 million) in fiscal year 2004. Fully diluted earnings per share and per ADS for the fiscal year 2005 was RMB2.92 (US$0.36), compared to RMB0.87 (US0.11) in the fiscal year 2004.

Adjusted EBITDA (non-GAAP) is defined as earnings or loss, respectively, before depreciation of fixed assets, impairment and amortization of intangibles, income tax expenses/benefits and share-based compensation expenses relating to stock options granted to directors, employees and consultants, as applicable. For the fourth quarter of 2005, adjusted EBITDA (non-GAAP) was RMB108.9 million (US$13.5 million) compared to adjusted EBITDA (non-GAAP) of RMB58.1 million (US$7.2 million) for the previous quarter. For fiscal year 2005, adjusted EBITDA (non-GAAP) totaled RMB151.7 million (US$18.8 million) compared to adjusted EBITDA (non-GAAP) of RMB33.1 million (US$4.1 million) for the fiscal year 2004.

For the fourth quarter of 2005, fully diluted adjusted EBITDA (non-GAAP) per share was RMB4.50 (US$0.56) compared with RMB2.38 (US$0.29) for the third quarter of 2005. For the fiscal year 2005, fully diluted adjusted EBITDA (non-GAAP) per share was RMB6.12 (US$0.76) compared with adjusted EBITDA (non-GAAP) of RMB2.28 (US$0.28).

As of December 31, 2005, the Company’s total cash and cash equivalents balance was RMB488.2 million (US$60.5 million). The decrease in cash and cash equivalents from RMB793.4 million (US$98.3 million) as at December 31, 2004 was mainly due to the combined result of purchases of servers and prepaid royalty payments to licensor relating to WoW’s China operations, and partial payments relating to the purchase of the remaining 31.1% interest in the entity that operates WoW in China, offset in part by receipts of prepaid card proceeds, repayments received against loan receivable and financial subsidy.

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2005 (the last business day of fourth quarter and fiscal year 2005), which was RMB8.0702 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Recent Developments

In December 2005, The9 announced that it has entered into an agreement with Webzen, Inc, a leading game developer and operator in Korea, for a three-year exclusive license (from commercialization) to operate the Soul of The Ultimate Nation TM (“SUN”) game, a 3D MMORPG in China. SUN is currently in the pre-open beta testing stage in Korea, and according to Webzen, SUN registered peak concurrent user level reached approximately 53,000 during this stage.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“US GAAP”), The9 uses non-GAAP measures of adjusted EBITDA, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude certain expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance.

Adjusted EBITDA (non-GAAP) is defined as earnings and loss, respectively, before depreciation of fixed assets, amortization of intangibles, income tax expenses/benefits and share-based compensation expenses relating to stock options granted to employees, directors and consultants, as applicable. The company believes its adjusted EBITDA provides useful information to both management and investors as it excludes certain expenses that are not expected to result in future cash payments. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. For more information on this non-GAAP financial measure, please see the tables captioned “Reconciliation of non-GAAP to GAAP results” set forth at the end of this release.

Conference call / Webcast information

The9’s management team will host a conference call on Wednesday, February 22, 2006 at 9:30 PM, US Eastern Time, corresponding with Thursday, February 23, 2006 at 10:30 AM Beijing Time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-786-2903, password “81178862.” In the U.S., members of the financial community may also participate in the call by dialing toll-free +1-800-299-9086, password “81178862”. A replay of the call will be available through March 2, 2006. The dial-in details for the replay: U.S. toll free number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “17398479”.

The9 will also provide a live webcast of the earnings call. Participants in the webcast should log onto the company’s web site www.corp.the9.com 15 minutes prior to the call, then click on the icon for “Fourth Quarter and Fiscal Year 2005 THE9 LTD Earnings Conference Call” and follow the instructions.

About The9 Limited

The9 Limited is a leading online game operator in China. The9’s business is primarily focused on operating and developing MMORPGs for the Chinese online game players market. The9 directly or through affiliates operates licensed MMORPGs, consisting of

WoW, MU and Mystina Online, in China. It has also obtained exclusive licenses to operate additional MMORPGs in China, including Granado Espada and Soul of The Ultimate NationTM. In addition, The9 has developed its first proprietary MMORPG titled “Joyful Journey West”, which entered all-access public open beta testing in August 2005.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry and information disseminated over the Internet in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended, and annual report on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information about The9, please contact:

Ms. Dahlia Wei

Investor Relations – Senior Manager

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

– Tables follow –

THE9 LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Expressed	in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended				Year ended
	December 31, 2004 RMB	September 30, 2005 RMB	December 31, 2005 RMB	December 31, 2005 US$	December 31, 2004 RMB	December 31, 2005 RMB	December 31, 2005 US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
Revenues:
Online game services	57,017	190,369,969	220,717,384	27,349,680	357,085	466,554,760	57,812,044
Game operating support, website solutions and advertisement	6,033,581	886,274	887,822	110,012	24,699,918	6,050,065	749,680
Short message services	2,700,123	116,256	162,674	20,157	11,110,703	3,429,315	424,936
Other revenues	150,089	3,134,976	1,632,734	202,316	467,690	13,156,712	1,630,283

	8,940,810	194,507,475	223,400,614	27,682,165	36,635,396	489,190,852	60,616,943

Sales Taxes	(476,111)	(9,668,918)	(11,164,248)	(1,383,392)	(1,912,870)	(24,164,182)	(2,994,248)

Net Revenues	8,464,699	184,838,557	212,236,366	26,298,773	34,722,526	465,026,670	57,622,695

Cost of Services	(2,310,151)	(92,269,316)	(114,950,079)	(14,243,771)	(9,138,206)	(240,415,737)	(29,790,555)

Gross Profit	6,154,548	92,569,241	97,286,287	12,055,002	25,584,320	224,610,933	27,832,140
Operating Expenses:
Product development	(2,571,993)	(2,943,205)	(7,825,264)	(969,649)	(9,027,559)	(40,642,275)	(5,036,093)
Sales and marketing	(5,317,885)	(21,732,114)	(14,172,398)	(1,756,140)	(9,226,786)	(61,805,046)	(7,658,428)
General and administrative	(7,218,648)	(17,498,567)	(22,666,412)	(2,808,655)	(17,092,563)	(62,450,984)	(7,738,468)

Total operating expenses:	(15,108,526)	(42,173,886)	(44,664,074)	(5,534,444)	(35,346,908)	(164,898,305)	(20,432,989)

Profit (Loss) from operations	(8,953,978)	50,395,355	52,622,213	6,520,558	(9,762,588)	59,712,628	7,399,151
Interest income, net	251,968	2,576,425	642,082	79,562	81,244	10,021,605	1,241,804
Other income (expenses), net	15,029,705	(2,791,569)	12,208,696	1,512,812	15,791,647	14,467,150	1,792,663

Income before income tax benefit (expense), gain on investment disposal, minorty interest and equity in profit (loss) of affiliated companies	6,327,695	50,180,211	65,472,991	8,112,932	6,110,303	84,201,383	10,433,618
Income tax benefit (expense)	(2,621,566)	1,421,498	733,186	90,851	(5,073,475)	(168,255)	(20,849)
Minority interests	3,107,782	(9,309,731)	—	—	6,871,215	(4,540,568)	(562,634)

Income before gain on investment disposal and equity in profit (loss) of affiliated companies	6,813,911	42,291,978	66,206,177	8,203,783	7,908,043	79,492,560	9,850,135
Gain on investment disposal	—	—	6,715,917	832,187	—	6,715,917	832,187
Equity in profit (loss) of affiliated companies, net of taxes	1,005,285	(4,628,782)	(4,601,416)	(570,174)	16,571,293	(13,736,790)	(1,702,162)

Net Income	7,819,196	37,663,196	68,320,678	8,465,796	24,479,336	72,471,687	8,980,160

Accretion to Series A Preference Shares	(783,500)	—	—	—	(3,327,633)	—	—
Amounts allocated to Series A Preference Shares	(2,780,975)	—	—	—	(9,104,948)	—	—

Net income attributable to common shareholders	4,254,721	37,663,196	68,320,678	8,465,796	12,046,755	72,471,687	8,980,160

Other comprehensive income (loss): Translation adjustments	(1,245)	(1,049,913)	1,115,748	138,255	124,370	73,963	9,165

Comprehensive Income	7,817,951	36,613,283	69,436,426	8,604,051	24,603,706	72,545,650	8,989,325

Earnings per share
- Basic	0.37	1.56	2.82	0.35	1.17	3.00	0.37

- Diluted	0.27	1.54	2.82	0.35	0.87	2.92	0.36

Weighted average shares outstanding
- Basic	11,489,940	24,189,655	24,206,154	24,206,154	10,276,070	24,187,576	24,187,576

- Diluted	15,741,973	24,404,593	24,218,551	24,218,551	14,528,103	24,800,537	24,800,537

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	December 31, 2004 RMB	December 31, 2005 RMB	December 31, 2005 US$
	(audited)	(unaudited)	(unaudited)
Assets
Current Assets
Cash and cash equivalents	793,405,288	488,244,667	60,499,699
Accounts receivable	16,686,079	10,593,866	1,312,714
Due from related parties	4,883,135	12,395,125	1,535,913
Advances to suppliers	15,591,310	4,289,443	531,516
Deferred costs	—	24,075,214	2,983,224
Prepayments and other current assets	16,022,357	28,395,864	3,518,607
Prepaid royalties	—	42,995,946	5,327,742
Dividend receivable	8,442,030	—	—

Total current assets	855,030,199	610,990,125	75,709,415

Investments in affiliated companies	88,338,021	46,835,993	5,803,573
Property, equipment and software	8,082,280	231,436,683	28,677,936
Goodwill	—	30,199,751	3,742,132
Intangible assets	33,293,989	289,035,226	35,815,126
Long-term deposits	314,466	3,132,338	388,136
Loan receivable from a related party	38,386,260	—	—
Deferred tax assets, non-current	3,150,000	2,104,464	260,770

Total Assets	1,026,595,215	1,213,734,580	150,397,088

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	2,272,194	15,948,674	1,976,243
Due to related parties	124,251,127	3,181,004	394,167
Income tax payable	607,560	—	—
Other taxes payable	1,299,680	8,123,356	1,006,587
Advances from customers	1,488,478	61,651,267	7,639,373
Deferred revenue	2,222,284	76,514,940	9,481,170
Other payables and accruals	15,640,310	26,793,070	3,320,000
Deferred tax liability, current	1,483,291	—	—
Acquisition related liability	—	79,537,653	9,855,723

Total current liabilities	149,264,924	271,749,964	33,673,263

Minority interests	12,165,055	—	—
Commitments and contingencies	—	—	—

Shareholders’ Equity
Common shares (US$0.01 par value; 24,186,250 and 24,214,130 shares issued and outstanding as of December 31, 2004 and 2005)	2,001,781	2,004,033	248,325
Deferred compensation cost	—	(145,864)	(18,074)
Additional paid-in capital	855,797,000	860,214,342	106,591,452
Statutory reserves	54,172	54,172	6,712
Accumulated other comprehensive income (loss)	(14,617)	59,346	7,354
Retained earnings	7,326,900	79,798,587	9,888,056

Total shareholders’ equity	865,165,236	941,984,616	116,723,825

Total liabilities and shareholders’ equity	1,026,595,215	1,213,734,580	150,397,088

THE9 LIMITED

RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended				Year ended
	December 31, 2004 RMB	September 30, 2005 RMB	December 31, 2005 RMB	December 31, 2005 US$	December 31, 2004 RMB	December 31, 2005 RMB	December 31, 2005 US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	7,819,196	37,663,196	68,320,678	8,465,796	24,479,336	72,471,687	8,980,160
Depreciation of fixed assets	1,278,594	12,653,810	16,065,956	1,990,775	3,358,376	39,463,381	4,890,013
Amortization of intangibles	168,794	9,232,897	25,248,349	3,128,590	168,794	39,521,407	4,897,203
Share-based compensation	—	18,646	18,646	2,310	—	69,110	8,564
Income tax expense (benefit)	2,621,566	(1,421,498)	(733,186)	(90,851)	5,073,475	168,255	20,849

Adjusted EBITDA (Non-GAAP)	11,888,150	58,147,051	108,920,443	13,496,620	33,079,981	151,693,840	18,796,789

				—			—
GAAP earnings per share				—			—
- Basic	0.37	1.56	2.82	0.35	1.17	3.00	0.37

- Diluted	0.27	1.54	2.82	0.35	0.87	2.92	0.36

				—			—
Non-GAAP adjusted EBITDA per share				—			—
- Basic	1.03	2.40	4.50	0.56	3.22	6.27	0.78

- Diluted	0.76	2.38	4.50	0.56	2.28	6.12	0.76

							—
Weighted average shares outstanding							—
- Basic	11,489,940	24,189,655	24,206,154	24,206,154	10,276,070	24,187,576	24,187,576

- Diluted	15,741,973	24,404,593	24,218,551	24,218,551	14,528,103	24,800,537	24,800,537